VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

07022689

April 4, 2007

RECEIVED
2007 APR 18 A 10: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

SUPPL

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated March 15, 2007
2. News Release – dated March 16, 2007
3. News Release – dated March 27, 2007

VALGOLD RESOURCES LTD.

1400 - 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 15, 2007

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD COMMENCES DRILLING ON THE INCREIBLE 3 NEAR EL CALLAO

ValGold Resources Ltd. ("ValGold") is pleased to announce that its drill program has commenced at the Increible Concessions in the El Callao Mining District, Bolivar State, Venezuela. ValGold's Increible Concessions 1, 3 & 5 are contiguous and cover a total of 14,950 hectares.

The initial program is planned to consist of eight diamond drill holes of which four holes are to be completed in a line across the central part of the Los Patos gold occurrence located in Increible 3. The Los Patos showing occurs along the Los Chivos Shear Zone. The occurrence was tested during the period from 1992 to 1995 by 19 surface trenches and by eight drill holes totaling 1,189m.

Gold deposits in the El Callao area have been producing for over 100 years with reported total gold production for the district of approximately 8 million ounces. The El Callao greenstone belt is one of a number of early Proterozoic greenstone belts of the Guiana Shield of eastern Venezuela. The main economic gold occurrences are centered proximal to the town of El Callao where mineralization occurs typically within narrow southerly dipping shear zones within basalt and andesite belonging to the El Callao Formation. The main producing mine was the Columbia where 2.3 million ounces of gold were reported to be recovered. More recently, mining has started at Gold Fields Limited ("Gold Fields") Choco 10 gold deposit located 14 kilometers southwest of El Callao. Gold Fields stated on its website that as of January 2005 the Choco 10 mine had resources that totaled 63.6 million tonnes grading 1.7 grams per tonne gold ("g/T Au") within which the proven and probable reserves amount to 20.8 million tonnes averaging 1.8 g/T.

Several important gold targets have already been outlined on ValGold's three Increible concessions by previous exploration programs. One of these targets comprises an east-west striking shear zone referred to as the Los Chivos Shear Zone (LCSZ). This shear zone cuts through the central portion of the Increible 3 concession and is anomalous in gold over most of its seven kilometer strike length. The Los Patos gold zone occurs along the LCSZ as a complex sequence of highly altered tholeiitic lavas, tuffs and volcanoclastic units which in association with the gold mineralization have been subjected to varying degrees of shearing, deformation, alteration and greenschist metamorphism. Gold mineralization is associated with quartz veining and accompanying disseminated pyrite and tourmaline. The above-mentioned surface trenches and eight drill holes tested the Los Patos gold zone over an area measuring 160 m long by 100m deep which varies from 8m to 27m in width and which has a weighted average grade of 1.03 g/T Au. Drill intersections returned very encouraging results including 27.71 m averaging 1.88 g/T Au, 31.17 m averaging 1.24 g/T Au and 23.38 m averaging 1.59 g/T Au.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

March 16, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RESOURCES LTD. ANNOUNCES $2 MILLION NON-BROKERED PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 7,700,000 units (the "Units") at a price of $0.26 per Unit, for gross proceeds of up to $2,002,000. Each Unit is comprised of one common share in the capital of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.40 per share for the first 12 months from the date of issue of the warrant and thereafter at an exercise price of $0.50 per share for the remaining 12-month period.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of issuance.

ValGold proposes to enter into finder's fee agreements with certain eligible arm's-length parties (the "Finders"), whereby such Finders may arrange for subscribers to the private placement, and may receive compensation options (the "Compensation Options") entitling the Finders to purchase for a period of 24 months that number of units (the "Finder's Units") that is equal to 10% of the total number of Units sold in the private placement by each respective Finder at a price of $0.26 per Finder's Unit to a maximum of 770,000 Finder's Units. Each Finder's Unit will comprise one common share and one-half of one common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share in the capital of the Company (a "Finder's Unit Warrant Share") for a period of 24 months from the date of issue of the Compensation Option at an exercise price of $0.40 per Finder's Unit Warrant Share for the first 12 months from the date of issue of the Compensation Option and thereafter at an exercise price of $0.50 per Finder's Unit Warrant Share.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of ValGold's optioned mineral properties in Guyana and Venezuela, and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

March 27, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RESOURCES LTD. CLARIFIES FINDER'S FEE STRUCTURE FOR ITS $2 MILLION NON-BROKERED PRIVATE PLACEMENT

ValGold Resources Ltd. ("ValGold") announced that, further to its March 16, 2007, news release announcing a $2 Million non-brokered private placement, the compensation that may be paid to certain eligible arm's-length parties (the "Finders"), where such Finders arrange for subscribers to the private placement, will comprise that number of units (the "Finder's Units") that is equal to 10% of the total number of Units sold in the private placement by each respective Finder to an aggregate maximum of 770,000 Finder's Units. Each Finder's Unit will comprise one common share and one-half of one common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share in the capital of the Company (a "Finder's Unit Warrant Share") for a period of 24 months from the date of issue of the Finder's Unit at an exercise price of $0.40 per Finder's Unit Warrant Share for the first 12 months from the date of issue of the Finder's Unit and thereafter at an exercise price of $0.50 per Finder's Unit Warrant Share.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

END